United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-35572	CUSIP Number 98420V
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	October 31, 2015
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

XURA, INC.
Full Name of Registrant
N/A
Former Name if Applicable
200 Quannapowitt Parkway
Address of Principal Executive Office (Street and Number)
Wakefield, MA 01880
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Xura, Inc. (the “Company”) was not be able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2015 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company continues to execute its plan to file its Form 10-Q on or before the fifth calendar day following the prescribed due date. Should the Company be unable to file the Form 10-Q by such date it will continue its efforts to file the Form 10-Q as soon as practicable thereafter. The Company intends to issue an earnings release with preliminary financial results and hold its quarterly earnings call on December 15, 2015 consistent with its prior announcement.

In the past two quarters, the Company has completed two material transactions:

* the sale of our BSS business to Amdocs limited; and

* the acquisition of Acision Global Limited (or Acision), which closed during the quarter, on August 6, 2015.

The accounting for these transactions is complex and has placed substantial burden on our financial reporting and accounting personnel. In particular, additional time is required for the Company to finalize its financial statements due to the completion of the acquisition of Acision during the quarter for several reasons, including that: (i) this will be the first filing in which Acision’s financial results will be included in the Company’s consolidated results; (ii) the financial statements of Acision historically have been prepared on the basis of International Financial Reporting Standards (or IFRS) and need to be converted to United States generally accepted accounting principles (or GAAP); and (iii) significant effort is necessary to finalize purchase accounting. Due to the complexity of these matters, the Company will require additional time to finalize the financial statements and related disclosures to ensure that they are accurate and informative to investors. As a result of these factors, the Company's preparation and review of its Form 10-Q cannot be accomplished in order to permit a timely filing without unreasonable effort and expense. In addition, the Company is evaluating the implications on its controls.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Jacky Wu	781	246-9000
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  As noted above, the Company has completed two major transactions in the past two quarters, including the acquisition of Acision in this quarter, the results of which will be included in the Company’s consolidated financial statement for the first time. Accordingly, the Company expects that it will report qualitatively significant changes in the results of operations for the three and nine months ended October 31, 2015. Further, for the reasons stated above, the Company is unable to provide numerical estimates of the changes pending preparation and review of the financial statements and related disclosures for the three and nine months ended October 31, 2015.

  Forward-Looking Statements

  This Form 12b-25 includes “forward-looking statements.” Forward-looking statements include statements regarding the Company’s expectation in respect of the timing of the filing its Form 10-Q and the release of its preliminary results for the fiscal quarter ended October 31, 2015. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "expects," "plans," "anticipates," "estimates," "believes," "potential," "projects," "forecasts," "intends," or the negative thereof or other comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ materially from those anticipated, expressed or implied by forward-looking statements. Such risks or uncertainties may give rise to claims or regulatory issues, increase exposure to contingent liabilities and cause pressure on the Company’s stock price. In this filing, risks relating to the forward-looking statements include the complexity of the preparation of our financial statements in light of several recently completed transactions, as well as the acquisition-related, financial accounting and other risks set forth in the "Forward-Looking Statements" and Item 1A, "Risk Factors" and elsewhere in the company's Annual Report on Form 10-K, its Quarterly Report on Form 10-Q for the quarter ended July 31, 2015, or in other subsequently filed periodic, current or other reports. The documents and reports we file with the SEC are available through us, or our website, www.xura.com, or through the SEC's Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov. We undertake no commitment to update or revise any forward-looking statements except as required by law.

Xura, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	12-11-2015	By /s/	Jacky Wu	Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).